

Mail Stop 4720

December 15, 2015

Via E-mail
Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, Indiana 47547-0810

> **Re: German American Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 23, 2015**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed on December 7, 2015**
> **File No. 333-208176**

Dear Mr. Schroeder:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers, page 1

1. Please indicate in this section and in the Summary section what the percentage ownership of German American Bancorp, Inc. will be for current River Valley Bancorp shareholders following the merger's completion.

Miscellaneous, page 60

2. Please revise this section to quantify the fees River Valley paid to KBW for its services rendered during the two years preceding the date of its opinion.

Employment Agreements, page 61

3.   Please include the employment agreements you will enter into with three current officers of River Valley Bancorp as exhibits to your registration statement or tell us why these agreements are not material agreements.

The Merger Agreement, page 65

4.   Please revise the sentences in the middle of page 65 that instructs the reader that the investors "should not rely on the representations, warranties and covenants" in the merger agreement and that "subsequent information may or may not be fully reflected in public disclosures" to remove the implication that the merger agreement does not constitute disclosure about the company. Investors are entitled to rely on the representations and warranties and any material information that updates those representations and warranties should be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Mark A. Schroeder
German American Bancorp, Inc.
December 15, 2015
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Eric Envall at (2020 551-3234 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Jeremy E. Hill, Bingham Greenebaum Doll LLP